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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BEI Technologies, Inc.
(Name of Subject Company)

BEI Technologies, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

05538P104
(CUSIP Number of Class of Securities)

Charles Crocker
Chairman and Chief Executive Officer
BEI Technologies, Inc.
One Post Street, Suite 2500
San Francisco, California 94104
(415) 956-4477
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person Filing Statement)

Copy to:
Christopher A. Westover, Esq.
Cooley Godward LLP
One Maritime Plaza, 20th floor
San Francisco, CA 94111
(415) 693-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on August 3, 2005 and amended on August 19, 2005. The Schedule 14D-9 relates to the offer by Beacon Purchaser Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Schneider Electric SA, a societé anonyme organized under the laws of the Republic of France ("Parent"), to acquire all of the issued and outstanding shares of common stock, par value $0.001 (the "Shares"), of BEI Technologies, Inc. (the "Company") for $35.00 per Share, net to the seller in cash (such price per Share, or such greater cash amount per Share as may be paid to any holder of Shares pursuant to the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2005 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") that was initially filed by Parent and the Purchaser with the Securities and Exchange Commission on August 3, 2005, and amended on August 12, 2005, August 17, 2005 and August 19, 2005. Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule TO.

        This Amendment No. 2 makes certain changes to Items 4 and 8 and should be read in conjunction with the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

  (i)
  Background of the Offer; Contacts with Parent

The first paragraph under the above heading (on page 5 of the Schedule 14D-9) is amended and restated as set forth below:

        The Company regularly assesses its competitive position and explores opportunities to strengthen its business, including potential strategic acquisitions. In order to remain competitive and to continue its high rate of growth, the Company believes it would need to raise significant additional capital. However, due to the volatility of the Company's stock price, the Company believes attractive avenues for raising such capital may be limited. In 2004, the Company planned a public offering of Common Stock for the account of the Company and retained investment bankers for this purpose, but decided not to complete the offering because market conditions did not appear to be favorable. In early 2005, the Company completed a shelf registration of securities but decided against issuing securities pursuant to the shelf registration after the market price of the Company's Common Stock declined significantly. In early 2005, Company management discussed with members of the Board the possibility of having UBS Securities LLC ("UBS") survey the market to determine whether there might be potential acquirers for the Company before the Company sought to undertake strategic initiatives, such as raising additional capital. As a result of those discussions between Company management and members of the Board, the Company directed representatives of UBS to arrange meetings with various potential acquirers.

  Sale Process

The first paragraph under the above heading (on page 5 of the Schedule 14D-9) is amended and restated as set forth below:

        From February 28, 2005 through March 17, 2005, representatives of UBS contacted six potential strategic acquirers, including Parent. Management, in consultation with UBS, considered whether potential financial buyers should be contacted, but concluded that financial buyers were unlikely to be interested in acquiring the Company due to its stock price history and its particular characteristics. As a

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result of these contacts, representatives of UBS met with Parent and two other potential acquirers. Other than Parent, none of the potential acquirers expressed an interest in acquiring the Company.

The seventeenth paragraph under the above heading (on page 7 of the Schedule 14D-9) is amended and restated as set forth below:

        On June 20, 2005, the non-employee Board members participated in a telephone call with representatives of UBS and Cooley Godward to discuss the status of the discussions with Parent. The non-employee Board members also discussed whether the formation of a special committee of independent directors for the purpose of considering the potential acquisition of the Company by Parent was necessary or advisable. The non-employee Board members determined that formation of a special committee was not warranted because the interests of the Board members who are not independent were aligned with those of the Company's other stockholders. Representatives of UBS also presented to the Board members participating in the call certain preliminary financial analyses. On June 21, 2005, UBS sent a letter to Mr.Pilaud requesting that Parent submit a non-binding letter of interest with a more specific price per Share to the Company by June 24, 2005. On June 23, 2005 Mr.Pilaud called Mr. Crocker and indicated that Parent needed more time to conduct due diligence and that it would not be able to indicate a specific price per Share by June 24, 2005. The next day, Mr.Pilaud called Mr. Crocker and indicated that Parent would be able to send a non-binding letter of interest to the Company indicating a specific price per Share by June 28, 2005.

  Financial Analyses Performed by UBS

The fourth paragraph under the above heading (on page 12 of the Schedule 14D-9) is amended and restated as set forth below:

        For reference purposes, UBS also collected data on premiums paid on all U.S. domestic transactions since January 1, 2002 with 100% cash consideration and with a transaction value greater than $100 million that were reflected in the database provided by Securities Data Corporation (a data service that provides statistics for merger and acquisition transactions), which database was the source of transactions analyzed by UBS for this purpose. For the purposes of its analysis, UBS excluded two transactions for which the reported data were more than 5 times in excess of the mean of the remaining data as a result of which UBS deemed these data to be not meaningful for the analysis. The following table summarizes the data collected on premiums paid:

	Selected Transactions
	Mean	Median	Range
Premium to one-day prior price	28.4%	24.1%	(39.2%) to 146.2%
Premium to one-week prior price	31.3%	26.2%	(30.8%) to 193.9%
Premium to one-month prior price	35.7%	30.8%	(30.7%) to 190.4%

The thirteenth paragraph under the above heading (on page 17 of the Schedule 14D-9) is amended and restated as set forth below:

        Selected Transactions Analysis.    UBS analyzed certain information relating to the following selected transactions involving companies in the industrial technology industry, which UBS selected because UBS believed such companies to have lines of business, markets or operations that, for purposes of

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UBS' analysis, could be considered similar to lines of business, markets or operations of the Company in certain respects:

Date Announced	Acquirer	Target
January 2005	Valeo Inc.	Johnson Controls, Inc.—Engine Electronics business
June 2004	Ametek, Inc.	Taylor Hobson Ltd.
March 2004	Schneider Electric SA	Kavlico Corporation
August 2003	Moog Inc.	Poly-Scientific (a division of Northrop Grumman)
May 2003	Esterline Technologies	Weston Group
January 2003	General Electric Company	Agfa Gevaert Group—Non-destructive business
November 2002	Meggitt PLC	Smiths Group—Lodge Aerospace business
October 2002	DRS Technologies, Inc.	Paravant Inc.
August 2002	Honeywell International Inc.	Invensys plc—Sensor Systems business
June 2002	Goodrich Corporation	TRW Inc.—Aeronautical Systems business
May 2002	General Electric Company	Druck
May 2002	General Dynamics Corporation	Advanced Technical Products, Inc.
February 2002	Curtiss-Wright Corporation	Spirent plc—Penny & Giles and Autronics businesses
February 1999	Eaton Corporation	Aeroquip-Vickers Inc.
March 1998	Tomkins plc	Schrader Electronics

Source: Public Filings, Press Releases and Wall Street research reports

Item 8. Additional Information.

        Certain Legal Matters; Regulatory Approvals.

The following paragraph is added after the third paragraph under the above heading (on page 20 of the Schedule 14D-9):

        On August 26, 2005 counsel for all parties in the Local #231 Action reached a tentative settlement agreement. Under the terms of the tentative agreement, the parties agreed that the Defendants would cause the Company to make certain additional or revised disclosures by filing an amendment to the Schedule 14D-9; that the Offer to Purchase will be extended until at least 5:00 p.m., New York City time, on Tuesday, September 6, 2005; that the Company would cause to be paid to plaintiff $350,000 for fees and expenses of plaintiff's attorney, which amount is subject to judicial approval; that the parties would release each other from all claims, including unknown claims, arising out of or related to the subject matter of the Local #231 Action; and that plaintiff would dismiss the Local #231 Action with prejudice. The parties anticipate that the settlement will be submitted to the court for preliminary approval, followed by notice to stockholders and a hearing on final approval.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEI Technologies, Inc.
By:	/s/ ROBERT R. CORR Name: Robert R. Corr Title: Vice President, Controller, Treasurer and Secretary

Dated: August 26, 2005

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